UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G
                              (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)

                         (Amendment No.__1__)



                       Bone Care International, Inc.
                             (Name of Issuer)


                               Common Stock
                      (Title of Class of Securities)


                                 098072101
                              (CUSIP Number)




CUSIP No. 098072101                     13G

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 1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Richard B. Mazess, Ph.D.
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 2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)/ /

                                                            (b)/x/
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 3)  SEC USE ONLY



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 4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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NUMBER OF SHARES              5) SOLE VOTING POWER...........1,508,760
BENEFICIALLY                  6) SHARED VOTING POWER.........1,608,950
OWNED BY EACH                 7) SOLE DISPOSITIVE POWER......1,508,760
REPORTING PERSON WITH         8) SHARED DISPOSITIVE POWER....1,608,950
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 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,117,710
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10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   / /
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11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     30.7%
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12)  TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!










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 1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Marilyn Mazess
-----------------------------------------------------------------------------
 2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)/ /

                                                               (b)/x/
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 3)  SEC USE ONLY


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 4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------------------
NUMBER OF SHARES              5) SOLE VOTING POWER...................0
BENEFICIALLY                  6) SHARED VOTING POWER.........1,608,950
OWNED BY EACH                 7) SOLE DISPOSITIVE POWER..............0
REPORTING PERSON WITH         8) SHARED DISPOSITIVE POWER....1,608,950
-----------------------------------------------------------------------------
 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,608,950
-----------------------------------------------------------------------------
10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                  /x/
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11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     15.9%
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120  TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!










Item 1(a).     Name of Issuer:

               Bone Care International, Inc.
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Item 1(b).     Address of Issuer's Principal Executive Offices:

               One Science Court, Madison, Wisconsin 53711
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Item 2(a).     Name of Person Filing:

               (a) Richard B. Mazess, Ph.D.
               (b) Marilyn Mazess
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Item 2(b).     Address of Principal Business Office or, if None, Residence:

               (a)  313 West Beltline Highway
                    Madison, Wisconsin 53713

               (b)  2526 Gregory Street
                    Madison, Wisconsin 53711
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Item 2(c).     Citizenship:
               (a)-(b)    United States
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Item 2(d).     Title of Class of Securities:

               Common Stock, no par value
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Item 2(e):     CUSIP Number:

               098072101
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Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

  (a) / / Broker or dealer registered under Section 15 of the Exchange Act;
  (b) / / Bank as defined in Section 3(a)(6) of the Exchange Act;
  (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act;
  (d) / / Investment company registered under Section 8 of the Investment Company Act;
  (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
  (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
  (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
  (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
  (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
  (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  / /
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Item 4.   Ownership.

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)     Richard B. Mazess, Ph.D.

     (a)  Amount beneficially owned: 3,117,710
     (b)  Percent of class:  30.7%
     (c)  Number of shares as to which such person has:
     (I)   Sole power to vote or to direct the vote:  1,508,760
     (ii)  Shared power to vote or to direct the vote:  1,608,950
     (iii) Sole power to dispose or to direct the disposition of:  1,508,760
     (iv)  Shared power to dispose or to direct the disposition of:  1,608,950

  (b)     Marilyn Mazess

     (a)  Amount beneficially owned:  1,608,950
     (b)  Percent of class:  15.9%
     (c)  Number of shares as to which such person has:
     (I)   Sole power to vote or to direct the vote:  0
     (ii)  Shared power to vote or to direct the vote:  1,608,950
     (iii) Sole power to dispose or to direct the disposition of:  0
     (iv)  Shared power to dispose or to direct the disposition of:  1,608,950
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Item 5.   Ownership of Five Percent or Less of a Class.

                          Not applicable
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Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

   Dr. Mazess holds a total of 587,500 shares as custodian for his children (337,500 shares (3.3%) and 250,000 shares (2.5%), respectively). The children would have a right to receive the proceeds from a sale of the shares upon attaining majority.
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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                          Not applicable
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Item 8.   Identification and Classification of Members of the Group.

                          Not applicable
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Item 9.   Notice of Dissolution of Group

                          Not applicable
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Item 10.  Certifications

                          Not applicable
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                              SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 29, 1999

By: /s/Richard B. Mazess
-----------------------
    Richard B. Mazess



Dated: January 29, 1999

By: /s/Marilyn Mazess
--------------------
    Marilyn Mazess

                                   EXHIBIT 1

                            Agreement to File Jointly

          Pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") under the authority of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree as of this 30th day of June, 1998 to file jointly with the Commission, a statement on Schedule 13G, including all amendments made thereto, relating to the beneficial ownership by the undersigned of certain shares of common stock of Bone Care International, Inc.






By: /s/Richard B. Mazess
------------------------
    Richard B. Mazess


By: /s/Marilyn Mazess
---------------------
    Marilyn Mazess